                                                               EXHIBIT 13.2

                                   FORM 10-Q

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


          /X/ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

               For the quarterly period ended     JANUARY 1, 1995
                                              -------------------------

                                       OR

         / /  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

          For the transition period from             to
                                        ------------    ------------

      Commission file number             1-9573
                                 ------------------------------------

                           UNO RESTAURANT CORPORATION
                  -------------------------------------------
             (Exact name of registrant as specified in its charter)

                   Delaware                                     04-2953702
        ------------------------------                    ----------------------
        (State or other jurisdiction of                      (I.R.S. Employer
        incorporation or organization)                      Identification No.)

           100 Charles Park Road, West Roxbury, Massachusetts 02132
          -----------------------------------------------------------
              (Address of principal executive offices) (Zip Code)

                                 (617) 323-9200
          -----------------------------------------------------------
              (Registrant's telephone number, including area code)

          -----------------------------------------------------------
              (Former name, former address and former fiscal year,
                         if changed since last report)

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes  X       No
                                   ---         ---

     As of January 31, 1995, 9,099,229 shares of the registrant's Common Stock, $.01 par value, were outstanding.

                           UNO RESTAURANT CORPORATION

                                     INDEX

                                                                           Page
                                                                           ----

PART I.  FINANCIAL INFORMATION
- ------------------------------

      ITEM 1.    FINANCIAL STATEMENTS.........................................3

                 Consolidated Balance Sheets --
                 January 1, 1995 and October 2, 1994..........................3

                 Consolidated Statements of Income --
                 Thirteen weeks ended
                 January 1, 1995 and January 2, 1994..........................4

                 Consolidated Statements of Cash Flows --
                 Thirteen weeks ended January 1, 1995 and
                 January 2, 1994..............................................5

                 Notes to Consolidated Financial
                 Statements...................................................6


      ITEM 2.    MANAGEMENT'S DISCUSSION AND
                 ANALYSIS OF FINANCIAL CONDITION
                 AND RESULTS OF OPERATIONS....................................7


PART II.  OTHER INFORMATION
- ---------------------------

      ITEM 6.    EXHIBITS AND REPORTS ON FORM 8-K.............................9

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands except share data)

                                                              Jan. 1,            Oct. 2,
                                                               1995               1994
                                                              -------            -------
                                                            (Unaudited)
                                     ASSETS
CURRENT ASSETS
 Cash and cash equivalents                                    $    169           $    961
 Royalties receivable                                              466                553
 Consumer products receivables                                     515                473
 Inventory                                                       1,869              1,744
 Prepaid expenses                                                1,675                990
 Deferred pre-opening costs                                        805                568
 Deferred income taxes                                             193                139
 Other current assets                                              649                610
                                                              --------           --------
  TOTAL CURRENT ASSETS                                           6,341              6,038

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS
 Land                                                            8,336              7,601
 Buildings                                                      11,455              9,729
 Leasehold improvements                                         61,275             55,657
 Equipment                                                      34,915             31,797
 Construction in progress                                        4,959              2,870
                                                              --------           --------
                                                               120,940            107,654

Less allowance for depreciation and amortization                29,575             27,597
                                                              --------           --------
                                                                91,365             80,057

OTHER ASSETS
 Deposit                                                                            3,000
 Deferred income taxes                                           1,365              1,303
 Royalty fee                                                       467                487
 Liquor licenses and other assets                                3,108              1,336
                                                              --------           --------
                                                              $102,646           $ 92,221
                                                              ========           ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
 Accounts payable                                             $  5,733           $  5,006
 Accrued expenses                                                4,763              4,064
 Accrued compensation and taxes                                  1,808              2,357
 Income taxes payable                                              917                654
 Current portion--bank loan                                      3,400              3,400
                                                              --------           --------
  TOTAL CURRENT LIABILITIES                                     16,621             15,481

LONG-TERM DEBT                                                  24,878             17,303
CAPITAL LEASE OBLIGATION                                           804                820
DEFERRED RENT                                                    2,805              2,659

SHAREHOLDERS' EQUITY
 Preferred Stock, $1.00 par value, 1,000,000 shares
  authorized, none issued
 Common Stock, $.01 par value, 12,000,000 shares auth-
  orized, 9,086,998 and 9,072,499 shares issued and out-
  standing in Fiscal Years 1995 and 1994, respectively              91                 91
 Additional paid-in capital                                     30,673             30,613
 Retained earnings                                              26,774             25,254
                                                              --------           --------
TOTAL SHAREHOLDERS' EQUITY                                      57,538             55,958
                                                              --------           --------
                                                              $102,646           $ 92,221
                                                              ========           ========

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands except per share data)

                                                           Thirteen Weeks Ended
                                                           --------------------
                                                            Jan 1,       Jan 2,
                                                             1995         1994
                                                           -------      -------
REVENUES
  Restaurant sales                                         $32,894      $24,861
  Consumer product sales                                     2,108        1,721
  Franchise income                                             974          985
                                                           -------      -------
                                                            35,976       27,567

COSTS AND EXPENSES
  Cost of sales                                              9,067        6,813
  Labor and benefits                                        10,660        8,304
  Occupancy                                                  5,310        4,216
  Other operating costs                                      3,189        2,513
  General and administrative                                 2,697        2,195
  Depreciation and amortization                              2,267        1,771
                                                           -------      -------
                                                            33,190       25,812
                                                           -------      -------

OPERATING INCOME                                             2,786        1,755

OTHER INCOME (EXPENSE)                                        (371)          25
                                                           -------      -------

  Income before income taxes                                 2,415        1,780
  Provision for income taxes                                   895          721
                                                           -------      -------

NET INCOME                                                 $ 1,520      $ 1,059
                                                           =======      =======

EARNINGS PER COMMON SHARE                                     $.16         $.12
                                                           =======      =======

Weighted average shares outstanding                          9,297        9,116
                                                           =======      =======

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

                                                         Thirteen weeks Ended
                                                       ------------------------
                                                         Jan 1,         Jan 2,
                                                          1995           1994
                                                       ---------      ---------
OPERATING ACTIVITIES
  Net Income                                           $  1,520       $  1,059
  Adjustments to reconcile net income to net cash
    provided by operating activities:
  Depreciation and amortization                           2,283          1,799
  Credit for deferred income taxes                         (116)           204
  Gain on disposal of equipment                              (4)          (327)
  Changes in operating assets and liabilities:
    Decrease in receivables                                  45              7
    Increase in inventory                                  (126)           (54)
    Increase in other assets and prepaid expenses        (1,263)          (191)
    Increase in accounts payable and
      accrued expenses                                      877             34
    (Decrease) Increase in income taxes payable             263           (339)
    Increase in deferred rent                               146            187
                                                       --------       --------
    NET CASH PROVIDED BY OPERATING ACTIVITIES          $  3,625       $  2,379

INVESTMENT ACTIVITIES
  Additions to improvements and equipment               (11,738)        (4,643)
  Proceeds from sale of fixed assets                          4          2,510
  Decrease in deposits                                    3,000
  Business acquisition, less cash acquired               (3,301)        (1,800)
                                                       --------       --------
NET CASH USED FOR INVESTING ACTIVITIES                  (12,035)        (3,933)

FINANCING ACTIVITIES
  Proceeds from revolving credit agreement               15,915          6,165
  Principal payments on revolving credit agreement
    and capital lease obligations                        (8,357)        (5,330)
  Exercise of stock options                                  60             15
                                                       --------       --------
  NET CASH PROVIDED BY FINANCING ACTIVITIES               7,618            850
                                                       --------       --------

DECREASE IN CASH AND CASH EQUIVALENTS                      (792)          (704)
CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD                                       961            998
                                                       --------       --------

CASH AND CASH EQUIVALENTS AT
  END OF PERIOD                                        $    169       $    294
                                                       ========       ========



Certain amounts in fiscal 1994 have been reclassified to permit comparison.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A - Basis of Presentation

     The accompanying unaudited, consolidated financial statements have been prepared in accordance with instructions to Form 10-Q and, therefore, do not include all information and footnotes normally included in financial statements prepared in conformity with generally accepted accounting principles. They should be read in conjunction with the financial statements of the company for the fiscal year ended October 2, 1994.

     The accompanying financial statements include all adjustments (consisting only of normal recurring accruals) that management considers necessary for a fair presentation of its financial position and results of operations for the interim periods presented.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table sets forth the percentage relationship to total revenues, unless otherwise indicated, of certain items included in the Company's income statements and operating data for the period indicated:


THIRTEEN WEEKS ENDED JANUARY 1, 1995 COMPARED TO THIRTEEN WEEKS ENDED JANUARY 2, 1994

                                                 13 Weeks          13 Weeks
                                                   Ended             Ended
                                                  1/1/95            1/2/94
                                                  ------            ------
REVENUES:
Restaurant sales                                   91.4%             90.2%
Consumer product sales                              5.9               6.2
Franchise income                                    2.7               3.6
                                                  ------            ------

     Total                                        100.0%            100.0%
                                                  ------            ------

COSTS AND EXPENSES:
Cost of food & beverages (1)                       25.9%             25.6%
Labor and benefits (1)                             30.5              31.2
Occupancy costs (1)                                15.2              15.9
Other operating costs (1)                           9.1               9.5
General and administrative                          7.5               8.0
Depreciation and amortization (1)                   6.5               6.7
                                                  ------            ------
Operating income                                    7.7               6.4

Other income (expense)                             (1.0)              --
                                                  ------            ------

Income before taxes                                 6.7               6.4
Provision for income taxes                          2.5               2.6
                                                  ------            ------
Net income                                          4.2               3.8
                                                  ======            ======

(1) Percentage of restaurant and consumer product sales

NUMBER OF RESTAURANTS
 AT END OF QUARTER:

Company-owned Uno's full service                     66                57
Franchised Uno's - full service                      59                58

Total revenue which increased 30.5% to $36.0 million from $27.6 million last year. Company-owned restaurant sales rose 32.3% to $32.9 million from $24.9 million last year due primarily to 18% growth in store operating weeks of full-service Pizzeria Uno units and the acquisition of three Bay Street Seafood restaurants. Comparable-store sales for Uno units for the first three months of the fiscal year were 7.4% above the same period last year. For the seventh consecutive quarter, the company has realized positive comparable-store sales gains.

Consumer product sales increased 22.5% to $2,108,000 from $1,721,000 for the first quarter this year. The growth within the core New England region especially of private label products remains strong and test shipments of a new frozen product outside of the New England market have generated several new distribution opportunities.

Franchise income, which includes royalty income and initial franchise fees, declined slightly to $974,000 from $985,000 last year. Royalty income increased 5.5% due to average weekly sales gains of 3.4% for the first three months of the fiscal year. Initial franchise fees amounted to $30,000 this year compared to $90,000 last year due to the opening of one new unit during the first three months of this year versus the four openings of last year.

Operating income for the first quarter of the fiscal year improved to $2,786,000 from $1,755,000 last year. The operating margin for the period increased to 7.7% from 6.4%. The principal factors which impacted the operating margin were: labor costs declined as a percentage of sales due to operating efficiencies and the leverage of higher unit sales; occupancy costs were lower as a result of several property purchases and the benefits of higher average sales; other operating, general and administrative and depreciation/amortization expenses all declined on a sales percentage basis due primarily to the operating leverage realized by the company's sales growth. Increased cost of food and beverage as a percentage of sales reflects changes in sales mix due to expansion of our non-pizza menu offerings, however, it was the sales mix change that accounted for most of the gain in comparable-store sales.

Other expense of $371,000 for the period compared unfavorably against other income of $25,000 last year. Other income last year resulted primarily from a gain on the sale of an Orlando, Florida restaurant to a franchisee. Net interest expense this year was approximately $96,000 higher than last year. The effective tax rate of 37% for the quarter compared favorably to last year's rate of 40.5% due in part to the FICA tip credit, which was effective on January 1, 1994. Net income increased 40% to $1,520,000 from $1,059,000 last year based on the factors noted above.


Liquidity and Sources of Capital

Capital expenditures of $11,738,000 during the three months of fiscal 1995 were funded by cash flow from operations and loan proceeds from the Company's revolving credit facility. The Company has expanded its credit facility from $20 million to $50 million and believes that sufficient cash will be available from operations and its new credit facility to finance development plans for the foreseeable future.

The Company is currently obligated under 80 leases, including 77 leases for Company-owned restaurants, two leases for its executive offices, and a lease for an office building containing one of its restaurants.

PART II.  OTHER INFORMATION

ITEM 6.   EXHIBITS AND REPORTS ON FORM 8-K

          (a)  Exhibits

               11.  Statement re: computation of per share earnings

          (b) Reports on Form 8-K - Uno Restaurant Corporation filed a Form 8-K dated November 23, 1994, during the quarter ended January 1, 1995, indicating that on November 15, 1994, the Board of Directors of Uno Restaurant Corporation declared a 25% stock split to be effected in the form of a stock dividend payable in shares of the Company's common stock, $.01 par value, on February 28, 1995 to stockholders of record of the Corporation on February 8, 1995.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    UNO RESTAURANT CORPORATION
                                    (Registrant)


Date: February 14, 1995            By:  /s/ Craig S. Miller
      ---------------------             ------------------------------
                                        Craig S. Miller
                                        President


Date: February 14, 1995            By:  /s/ Robert M. Brown
      ---------------------             ------------------------------
                                        Robert M. Brown
                                        Senior Vice President-Finance,
                                        and Chief Financial Officer

                                   Exhibit 11


Statement re:  computation of per share earnings

                                           Thirteen Weeks Ended
                                          ----------------------
                                           Jan 1,        Jan 2,
                                            1995          1994
                                          --------      --------
Weighted average shares
 outstanding                               9,076,582     8,978,950

Common Stock equivalents:
Stock options                                220,342       136,642
                                          ----------    ----------
                                           9,296,924     9,115,592
                                          ==========    ==========

     Net Income                           $1,520,000    $1,059,000
                                          ==========    ==========


EARNINGS PER COMMON SHARE                 $      .16    $      .12
                                          ==========    ==========